Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

February 24, 2022

Re: DIVERSIFIED OPPORTUNITY, INC.

Post Qualification Amendment No. 1

to Offering Statement on Form 1-A

Filed February 24, 2022

File No. 024-11725

Dear Sir/Madam,

On behalf of DIVERSIFIED OPPORTUNITY, INC., I hereby request qualification of the above-referenced offering statement at 9:30am, Eastern Time, on Thursday, February 24, 2022, or as soon thereafter as is practicable.

Sincerely,

DIVERSIFIED OPPORTUNITY, INC.

By: DIVERSIFIED OPPORTUNITY, INC., its Chief Executive Officer

/s/ Karl Pedersen

Name:  Karl Pedersen

Title:    Director and Chief Executive Officer